

Rye Patch
GOLD CORP.




10015366

Suite 1740 – 1177 West Hastings St., Vancouver, BC V6E 2K3
Tel (604) 638-1588 Fax (604) 638-1589

082-35199

FILE 82-35709
Exemption 12g3-2(b)

SUPPL

March 12, 2010

US Securities and Exchange Commission
100F Street N.E
Washington, DC 20549
U.S.A.

Re: Rye Patch Gold Corp. – exemption from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) of the Act

Dear Sir or Madam:

In accordance to the above, and in order for the Company to continue using the exemption, please find enclosed the following documents:

- News releases No. 22 dated December 10, 2009 to No. 06 dated March 4, 2010.

Yours sincerely,

Roxana Miranda
Office Manager

Encs.

dw 3/16

File 82-35799
Exemption 12g3-2(b)



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 22

RYE PATCH DRILLS 21.19 G/T GOLD OVER 7.0 METRES AT LINCOLN HILL

Vancouver, British Columbia, December 10, 2009 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") reports assay results from the Lincoln Hill drilling campaign. Gold and silver assays have now been received for the entire reverse circulation drill program and the core campaign totalling 2,508 metres (8,225 feet) and 557 metres (1,826 feet) respectively. Core hole, LRC-002, returned 21.19 g/t gold and over 7.0 metres starting at 25.3 metres. Table 1 summarizes significant results for RC holes LR-031 to LR-045 and core holes LRC-001 to LRC-004 using a 0.34 g/t (0.01 opt) gold cutoff for intervals greater than 3 metres (10 feet).

TABLE 1: LINCOLN HILL PROJECT: 2009 REVERSE CIRCULATION AND CORE DRILL PROGRAM

Drillhole Name	Type	Target Area	Au g/t	Ag g/t	Drillhole interval Metres	From Metres	To Metres	Total Depth Metres
LR-031	RC	Lincoln Hill	0.44	5.10	10.70	57.90	68.60	147.87
LR-032	RC	Lincoln Hill	0.86	6.90	7.60	3.00	10.70	152.44
LR-032	RC	Lincoln Hill	0.51	48.00	3.00	19.80	22.90	
LR-033	RC	Raven	No significant gold assay results					99.10
LR-034	RC	Raven	No significant gold assay results					79.27
LR-035	RC	Lincoln Hill	0.39	3.50	9.10	22.90	32.00	236.28
LR-035	RC	Lincoln Hill	**1.68**	**2.50**	**25.90**	**36.60**	**62.50**	
Including			**4.80**	**4.30**	**4.60**	**38.10**	**42.70**	
Including			**7.42**	**2.00**	**1.50**	**61.00**	**62.50**	
LR-035	RC	Lincoln Hill	0.72	11.50	16.80	112.80	129.50	
Including			0.44	108.00	1.50	185.90	187.50	
LR-036	RC	Ouro Fino	No significant gold assay results					91.46
LR-037	RC	Ouro Fino	1.15	-	1.50	24.40	25.90	91.46
LR-038	RC	Ouro Fino	No significant gold assay results					91.46
LR-039	RC	Ouro Fino	No significant gold assay results					99.09
LR-040	RC	Ouro Fino	0.56	-	3.00	42.70	45.70	91.46
LR-041	RC	Ouro Fino	No significant gold assay results					60.98
LR-042	RC	Ouro Fino	No significant gold assay results					60.98
LR-043	RC	Lincoln Hill	No significant gold assay results					137.20
LR-044	RC	Lincoln Hill	No significant gold assay results					190.55
LR-045	RC	Lincoln Hill	No significant gold assay results					201.20
LRC-001	Core	Lincoln Hill	2.47	10.30	8.80	4.00	12.80	122.26
Including			5.77	14.30	3.40	8.50	11.90	
LRC-001	Core	Lincoln Hill	0.34	6.70	7.60	21.60	29.30	
LRC-001	Core	Lincoln Hill	0.48	44.60	3.00	55.20	58.20	
LRC-002	Core	Lincoln Hill	**9.54**	**6.50**	**15.80**	**18.90**	**34.70**	207.93
Including			**21.19**	**8.90**	**7.00**	**25.30**	**32.30**	
LRC-002	Core	Lincoln Hill	0.45	6.40	22.25	40.24	62.50	
LRC-002	Core	Lincoln Hill	0.53	32.30	7.60	76.80	84.40	
LRC-002	Core	Lincoln Hill	0.74	18.90	10.70	119.80	130.50	
LRC-003	Core	Lincoln Hill	**1.07**	**6.00**	**33.10**	**48.20**	**81.20**	82.62
Including			**6.02**	**15.20**	**4.10**	**48.20**	**52.30**	
LRC-004	Core	Lincoln Hill	1.31	6.80	3.70	38.70	42.40	143.90
LRC-004	Core	Lincoln Hill	0.51	7.60	10.70	61.60	72.20	
LRC-004	Core	Lincoln Hill	0.46	0.40	5.00	115.10	120.10	

Gold and silver assay results for drillholes LR-0026 to LR-030 were released on November 13, 2009.



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 22

"The Company is very pleased with the results of the Lincoln Hill drill campaign. The surface stockwork zone remains open to the west, east and southward toward the Raven target. As new information is received, the controls on high-grade gold and silver become better understood and more predictable. The new data will be incorporated into our database and used to refine future drill programs and complete a resource estimate in the coming months," commented William C. (Bill) Howald, the Company's CEO and President.

Core and RC drilling show the main Lincoln Hill target contains significant high-grade gold and silver along northeast trending structures within the broader quartz stockwork halo zone. The core shows the broader stockwork mineralization has a high-angle as well as a horizontal or bedding controlled component. LRC-002 intersected veins and veinlets and shows visible gold in several veins over the 15.8 metre zone. The vein arrays are hosted within a thicker zone of altered, silicified rhyolite volcanic rocks. The intersection of the favorable units within altered rhyolite and northeast structures appear to control high-grade gold and silver distribution within the stockwork gold zone. LRC-003 shows the disseminated nature of the stockwork zone with 33.1 metres grading 1.10 g/t gold.

Based on the visible gold encountered in LRC-002, a number of drillholes will be re-submitted to the assay laboratory for metallic screen assay procedures so coarse gold issues can be addressed and resolved. The high-grade zone reported in LRC-002 is believed to be true thickness since the mineralized veins and veinlets are oriented perpendicular to the core axis.

Drilling is showing the quartz stockwork zone has promise for bulk-tonnage gold and silver at Lincoln Hill. Using a gold equivalent grade of 0.34 g/t Aueq, the halo mineralization in the Lincoln Hill target ranges between 10 metres and 79 metres in thickness and has gold and gold equivalent grades ranging between 0.5 g/t Aueq to 2.30 g/t Aueq over an area of 600 metres by 300 metres. Although gold values are below cut-off grades for Table 1, drillholes LR-043 through LR-045 contain significant silver values that add gold equivalent ounces to the Lincoln Hill stockwork zone. Silver values range from 7.8 g/t Ag to 33.4 g/t Ag over 45.7 metres to 12.2 metres using a 5 g/t cut off.

Drilling within the historic high-grade Ourofino mine area returned disappointing results. Previous surface rock-chip samples returned gold values between 2 ppm and 59 ppm gold from a northwest trending dike-hosted structural trend. The mines and prospect pits along the northwest trend produced significant gold according published historic accounts of the district. Additional work is required to understand the geometry of the surface gold and gold within the old mine workings. Selected drill samples will be submitted for metallic screening to ensure assay results are correct.

A first ever NI43-101 resource estimate will be completed on the Lincoln Hill project once all assays have been received and integrated into the drillhole database. The Company believes that Lincoln Hill will become our third gold resource and will add to Rye Patch's inventory of gold in Nevada.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 22

With the previously announced NI43-101 resource estimates for the Wilco project and the Jessup project, Rye Patch Gold's resource inventory currently has 1,164,000 ounces of gold and gold equivalent in the measured and indicated category plus 2,177,315 ounces of gold and gold equivalent in the inferred category. The gold equivalent calculation is based on US$750/oz gold and US$16/oz silver.

Rye Patch Gold maintains a strict quality control program at all of its projects. American Assay collects the Lincoln Hill drill samples onsite and transports the samples directly to their preparation and analysis facility located in Reno, Nevada. Analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods with an atomic absorption finish. Silver values are determined using a four-acid digestion with an AA finish.

Mr. Shea Clark-Smith is overseeing the gold assay and geochemical quality control and assurance programs for Rye Patch Gold's drill programs. He is responsible for creating, administering, and monitoring sample preparation and analytical QA/QC procedures. In sum, the QA/QC procedures will provide several measures of data quality and assure that the data is representative of the original sample.

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com.

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:
Rye Patch Gold Corp
Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 22

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com



Rye Patch
GOLD CORP.

File 82-35799
Exemption 12g3-2(b)

NEWS RELEASE

No. 09 – 23

RYE PATCH GOLD ANNOUNCES PRIVATE PLACEMENT

Vancouver, British Columbia, December 15TH, 2009 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") announces a non-brokered private placement of up to 20,000,000 units ("Units") at a price of $0.25 per Unit for gross proceeds of up to $5,000,000 (the "Private Placement"). Each Unit will be comprised of one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one common share of the Company at an exercise price of $0.35 for a period of two years from the issue date of the Warrant.

Subject to the approval of the TSX Venture Exchange (the "Exchange") and applicable laws, the Company may pay a finder's fee in cash equal to up to 7.0% of the gross proceeds of the Private Placement or issue finder's warrants entitling the holders thereof to acquire that number of Units equal to up to 7% of the total number of Units sold under the Private Placement.

The net proceeds from the Private Placement will be used to facilitate the acquisition by Rye Patch of Centerra Gold (U.S.) Inc.'s 64% interest in the Ren project, to commence a drilling exploration program on the project, as well as for general working capital.

The Private Placement is subject to Exchange approval.

The securities of the Company and the securities to be issued pursuant to the Private Placement have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp


Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 23

Investor Relations

info@ryepatchgold.com

Tel.: (604) 638-1588

Fax: (604) 638-1589

www.ryepatchgold.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES



Rye Patch
GOLD CORP.

File 82-35799
Exemption 12g3-2(b)

NEWS RELEASE

No. 09 – 24

RYE PATCH GOLD ANNOUNCES REVISED PRIVATE PLACEMENT

Vancouver, British Columbia, December 16, 2009 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") announces an increase in the size of a private placement previously announced on December 15, 2009. The Company will now proceed with a non-brokered private placement of up to 24,000,000 units ("Units") at a price of $0.25 per Unit for gross proceeds of up to $6,000,000 (the "Private Placement"). Each Unit will be comprised of one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one common share of the Company at an exercise price of $0.35 for a period of two years from the issue date of the Warrant.

Subject to the approval of the TSX Venture Exchange (the "Exchange") and applicable laws, the Company may pay a finder's fee in cash equal to up to 7.0% of the gross proceeds of the Private Placement or issue finder's warrants entitling the holders thereof to acquire that number of Units equal to up to 7% of the total number of Units sold under the Private Placement.

The net proceeds from the Private Placement will be used to facilitate the acquisition by Rye Patch of Centerra Gold (U.S.) Inc.'s 64% interest in the Ren project, to commence a drilling exploration program on the project, as well as for general working capital.

The Private Placement is subject to Exchange approval.

The securities of the Company and the securities to be issued pursuant to the Private Placement have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President


Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 24

For additional information contact:

Rye Patch Gold Corp

Investor Relations

info@ryepatchgold.com

Tel.: (604) 638-1588

Fax: (604) 638-1589

www.ryepatchgold.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

File 82-35799
Exemption 12g3-2(b)



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 25

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

RYE PATCH GOLD CLOSES FIRST TRANCHE OF PRIVATE PLACEMENT

Vancouver, British Columbia, December 24, 2009 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") is pleased to announce that it has closed a first tranche of a non-brokered private placement (the "Private Placement") previously announced on December 16, 2009. As a result of the first closing, the Company issued 20,830,000 units ("Units") at a price of $0.25 per Unit for gross proceeds of $5,207,500. Each Unit consisted of one common share of the Company (a "Share") and one-half of one transferable common share purchase warrant of the Company (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one additional Share at a price of $0.35 until December 24, 2011.

Certain insiders of the Company subscribed for a total of 5,250,000 Units under the Private Placement. The closing of the insiders' Units occurred less than 21 days from the date hereof in order for the Company to complete the first tranche of the Private Placement prior to year end.

The net proceeds from the Private Placement will be used to facilitate the acquisition by Rye Patch of Centerra Gold (U.S.) Inc.'s 64% interest in the Ren project, to commence a drilling exploration program on the project, as well as for general working capital.

Subject to the approval of the TSX Venture Exchange (the "TSX-V"), the Company will, in connection with the first tranche closing, pay finder's fees in cash in the aggregate of $153,125 and issue to one finder a non-transferable option ("Finder's Option") to acquire up to 693,000 units of the Company ("Finder's Units") at the price of $0.25 per Finder's Unit for a period of two years from the date of issue of the Finder's Options. Each Finder's Unit will be comprised of one Share and one-half of one non-transferable common share purchase warrant of the Company (each whole warrant, a "Finder's Warrant"), with each Finder's Warrant entitling the holder thereof to purchase one additional Share at a price of $0.35 for a period of two years from the date of issue of the related Finder's Option. All finders involved in the Private Placement are at arm's length to the Company.

The Shares and Warrants comprising the Units issued pursuant to the first tranche closing of the Private Placement, and the Shares issuable upon exercise of such Warrants, are subject to a hold period that expires on April 25, 2010. The Shares and Finder's Warrants comprising the Finder's Units, and the Shares issuable upon exercise of such Finder's Warrants, will also subject to a hold period that expires on April 25, 2010, if issued prior to such date.

The Private Placement is subject to the final approval of the TSX-V.

The securities of the Company and the securities to be issued pursuant to the Private Placement have not and will not be registered under the United States Securities Act of 1933,



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 25

as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp

Karen Robb, Manager, Investor Relations

info@ryepatchgold.com

Tel.: (604) 638-1588

Fax: (604) 638-1589

www.ryepatchgold.com

File 82-35799
Exemption 12g3-2(b)



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 01

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

RYE PATCH GOLD CORP. COMPLETES $6 MILLION PRIVATE PLACEMENT

Vancouver, British Columbia, January 7, 2010 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") is pleased to announce that it has closed the second and final tranche of its previously announced non-brokered private placement (the "Private Placement") by issuing an additional 3,450,000 units ("Units") at a price of $0.25 per Unit for additional gross proceeds of $862,500. With the second and final closing (the "Final Closing"), the Company has issued a total of 24,280,000 Units under the Private Placement for total gross proceeds of $6,070,000.

Each Unit consisted of one common share of the Company (a "Share") and one-half of one transferable common share purchase warrant of the Company (each whole warrant, a "Warrant"). Each Warrant issued pursuant to the Final Closing will entitle the holder thereof to purchase one additional Share at a price of $0.35 until January 7, 2012.

Certain insiders of the Company comprised of Kinross Gold Corporation, a private investor and a precious metals fund purchased a total of 5,250,000 Units under the Private Placement, thereby increasing their investment in the Company as valued shareholders. Seven precious metals funds also became new shareholders of the Company by purchasing a total of 16,100,000 Units.

Subject to the approval of the TSX Venture Exchange (the "TSX-V"), the Company will, in connection with the Final Closing, pay finder's fees in cash in the aggregate of $46,375 and issue to one finder a non-transferable option ("Finder's Option") to acquire up to 21,000 units of the Company ("Finder's Units") at the price of $0.25 per Finder's Unit for a period of two years from the date of issue of the Finder's Option. Each Finder's Unit will be comprised of one Share and one-half of one non-transferable common share purchase warrant of the Company (each whole warrant, a "Finder's Warrant"), with each Finder's Warrant entitling the holder thereof to purchase one additional Share at a price of $0.35 for a period of two years from the date of issue of the Finder's Option. All finders involved in the Private Placement are at arm's length to the Company.

The Shares and Warrants comprising the Units issued pursuant to the Final Closing, and the Shares issuable upon exercise of such Warrants, are subject to a hold period that expires on May 8, 2010. The Shares and Finder's Warrants comprising the Finder's Units, and the Shares issuable upon exercise of such Finder's Warrants, will also subject to a hold period that expires on May 8, 2010, if issued prior to such date.

The net proceeds from the Private Placement will be used to facilitate the acquisition by Rye Patch of Centerra Gold (U.S.) Inc.'s 64% interest in the Ren project, to commence a drilling exploration program on the project, as well as for general working capital.

The Private Placement is subject to the final approval of the TSX-V.



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 01

The securities of the Company and the securities to be issued pursuant to the Private Placement have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp

Investor Relations

info@ryepatchgold.com

Tel.: (604) 638-1588

Fax: (604) 638-1589

www.ryepatchgold.com

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 01

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

File 82-35799
Exemption 12g3-2(b)



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 02

Rye Patch Appoints in-house Corporate Development Representative

Vancouver, British Columbia, January 27, 2010 - **Rye Patch Gold Corp** (TSX-V: **RPM;** OTC: **RPMGF**) ("Rye Patch" or the "Company") is pleased to announce the appointment of Mr. Lindsay Malcolm as its in-house Corporate Development representative. Mr. Malcolm has an extensive background and experience with a number of TSX Venture and other companies, both in mining and other sectors.

Mr. Malcolm will be responsible for all aspects of the Company's Investor Relations program. His objective is to create effective communication between the Company, its shareholders and the investment community. Mr. Malcolm has enjoyed a 20-plus year career in the public markets, primarily in Investor Relations and Corporate Development. He has been involved with several exploration projects that have become operating mines. His goal is to assist shareholders to rely on and consult with the Company to ensure that they have the most recent information. Mr. Malcolm is a Vancouver resident and was educated in both California and Washington State, with a focus towards business management and public relations.

"The addition of Mr. Malcolm to the Management team at RPM will provide our shareholders and the financial community with a single point of contact for reliable information concerning the activities of the Company", commented Bill Howald, President & CEO. "Importantly, having a dedicated Investor Relations function will certainly free-up management's time and allow for an increased focus on strategic management. While current personnel remain accessible, I invite any interested shareholders to give Mr. Malcolm a call on our Investor-only phone number, 604-638-1588 at their convenience."

In consideration for his services, commencing on February 1, 2010, the Company will pay Malcolm a fee of $5,500 per month plus reimbursement of all related expenses which shall continue for an initial period of three months and thereafter, shall be automatically renewed on a monthly basis. The Company has also granted Malcolm stock options to purchase up to 50,000 common shares of the Company at an exercise price of $0.35 per share, which shall vest as to 25% every three months following the grant date. Malcolm currently holds or has control or direction over 75,000 shares.

The appointment of Mr. Malcolm as an investor relations consultant to the Company is subject to TSX Venture Exchange approval.

About Rye Patch

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .



Rye Patch
GOLD CORP.

NEWS RELEASE
No. 10 – 02

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Mr. Lindsay Malcolm

Rye Patch Gold Corp

Manager Corporate Development

lindsay@ryepatchgold.com

Tel.: (604) 638-1588

Fax: (604) 638-1589

www.ryepatchgold.com

File 82-35799
Exemption 12g3-2(b)


Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 03

RYE PATCH GOLD CORP. ISSUES SHARES AND WARRANTS TO FINDER IN SUBSTITUTION FOR COMPENSATION OPTION

Vancouver, British Columbia, February 5, 2010 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") announces that in connection with its recently completed non-brokered private placement (the "Private Placement"), the Company issued an option (the "Compensation Option") to a corporation (the "Finder") at arm's length to the Company to purchase up to 721,000 units of the Company. The Compensation Option was issued to the Finder as a finder's fee in connection with the Private Placement, which was completed on January 7, 2010.

Subject to the approval of the TSX Venture Exchange, the Compensation Option will be returned to the Company for cancellation and the Company will, in substitution for the Compensation Option, issue to the Finder a total of 721,000 common shares ("Common Shares") of the Company and 360,500 non-transferable common share purchase warrants ("Warrants") of the Company (collectively, the "Finder's Securities"). Each Warrant will entitle the Finder to purchase one Common Share at a price of $0.35 for a period of two years from the Private Placement closing date.

The Common Shares and Warrants comprising the Finder's Securities, and the Common Shares underlying the Warrants, are subject to a hold period that expires four months and one day from the date of issuance of the Finder's Securities.

About Rye Patch Gold

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com


Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 03

For additional information contact:

Mr. Lindsay Malcolm

Rye Patch Gold Corp

Manager Corporate Development

lindsay@ryepatchgold.com

Tel.: (604) 638-1588

Fax: (604) 638-1589

www.ryepatchgold.com

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

File 82-35799
Exemption 12g3-2(b)



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 04

RYE PATCH GOLD CORP. EXECUTES DEFINITIVE AGREEMENT WITH CENTERRA GOLD (U.S.) INC. FOR ACQUISITION OF INTEREST IN REN JOINT VENTURE

Vancouver, British Columbia, February 10, 2010 - **Rye Patch Gold Corp** (TSX-V: **RPM;** OTC: **RPMGF)** ("Rye Patch" or the "Company") is pleased to announce that it has entered into a binding definitive agreement (the "Agreement") with Centerra Gold (U.S.) Inc. ("Centerra"), a subsidiary of Centerra Gold Inc., for the acquisition of Centerra's participating interest (currently 63.96%) in the Ren property which is the subject of a joint venture (the "Ren JV") between Homestake Mining Company of California Inc. ("Homestake") and Centerra. Completion of the acquisition is subject to a waiver of a pre-emptive right in favour of Homestake which must be exercised by Homestake within 60 days of notification by Centerra, and is subject to final acceptance of the TSX Venture Exchange.

The Ren property consists of 91 contiguous unpatented lode mining claims covering 7.4 square kilometres of the Northern Carlin trend which are under lease to the Ren JV. The southern boundary of the property adjoins Barrick Gold's Goldstrike property. On the Goldstrike property, Barrick is currently mining from the Meikle mine and is developing the Banshee deposits, located approximately 250 metres south of the Ren property. The Nevada Bureau of Mines and Geology (NBMG) compiled and published geologic mapping that shows the Meikle/Banshee geology and structural settings continue onto the Ren property. Using the REN drillhole database, Rye Patch has completed geologic cross sections confirming the NBMG interpretation.

The Company has completed a National Instrument 43-101 ("NI 43-101") compliant resource estimate on the REN property as of the date hereof. The results of the estimate are summarized in Table 1. The corresponding technical report will be filed on SEDAR within 45 days of this news release.

Table 1: REN Project Resource Estimate (February 2010)

Cut Off Grade	Category	Tonnes x 1,000	Au Grade (g/t)	Au Contained Ounces	Rye Patch's Share (63.96%) Gold Ounces
5 g/t Au	Indicated	4,541	10.29	1,656,000	1,059,177
	Inferred	1,135	12.94	520,000	332,592

The gold resource estimate is based on 3-D geologic model that incorporated over 645 individual gold assays, of 5 g/t Au or greater, from 395 drillholes. Holes were established by Reverse Circulation (RC) drilling to the mineralized rock, then completed by drilling out the mineralization with core drilling. Block model grades were interpolated from over 585 five foot down-the-hole composites, that had grades of 5 g/t Au or greater, using Inverse Distance Squared (ID2) estimation techniques. Assays that are greater than 70 g/t Au were capped at 70 g/t Au. SEWC is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing or other relevant issues that could potentially affect this

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 04

estimate of mineral resources. The mineral resources may be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic and other factors.

Rye Patch is prioritizing a number of targets for exploration on the Ren property for drilling in the spring of 2010. The most obvious targets are within the southern portion of the Ren property along the extension of the north-northwest trending Post fault system which is the same geologic environment as Barrick's Meikle underground mine. These targets are within 400 metres of the surface and offer additional upside to the known REN resource.

In the known resource, the JB Zone, has expansion potential. The deposit is open to the north, northwest and south. Additional work is warranted to follow up high-grade intercepts such as the 69 zone (RU-69-W2 which returned 13.7 g/t Au over 28.2 metres at a 5 g/t Au cut off) where open-ended, high-grade gold mineralization requires follow up.

"The Ren acquisition will represent a milestone in the Company's goals for building a quality inventory of gold and silver resources in Nevada. This transformational event will elevate Rye Patch to a new level by becoming the only junior mining company controlling over one million ounces of gold on the Carlin trend. In addition, the project contains multiple targets with potential for resource expansion and is located on one of the most prolific gold belts in the world.

The close proximity to infrastructure and a strong operating partner in Homestake/Barrick provide for excellent value to Rye Patch's shareholders. At an acquisition cost of approximately US$30 per ounce of existing resource, completion of the Ren acquisition will be highly accretive to the Company", declared William C. (Bill) Howald, the Company's President and CEO.

The foregoing resource estimate was prepared by Scott Wilson, C.P.G., of Scott E. Wilson Consulting, Inc. ("SEWC"). Mr. Wilson is the "qualified person" as defined under NI 43-101 who is responsible for, and approves of, the technical disclosure in this news release. Mr. Wilson and SEWC are independent of the Company.

Pursuant to the Agreement, the Company will acquire all of Centerra's interest in the Ren JV (comprised of a 63.96% participating interest) for the total purchase price (the "Purchase Price") of US$42,000,000 payable in the following manner:

1. US$2,000,000 on the date (the "First Payment Date") that is no later than two business days after obtaining TSX Venture Exchange acceptance of Rye Patch's acquisition of Centerra's interest and Homestake declining to exercise its pre-emptive rights to acquire Centerra's interest under the Ren joint venture agreement (the "Ren JV Agreement");
2. US$10,000,000 on or before the second anniversary of the First Payment Date, or, at its election, the Company may issue that number of common shares of the Company with an aggregate value of US$5,000,000 or less and pay the balance of the US$10,000,000 to Centerra in cash; and
3. US$30,000,000 on or before the second anniversary of the First Payment Date, or, at its election, the Company may issue that number of common shares of the Company with an aggregate value of US$15,000,000 or less and pay the balance of the US$30,000,000 to Centerra in cash.



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 04

Effective the First Payment Date, the Company will perform all of Centerra's obligations under the Ren JV Agreement, including acting as manager. When the Purchase Price has been paid in full, Centerra will transfer its participating interest in the Ren JV to the Company's subsidiary, Rye Patch Gold US Inc.

There are three underlying royalties on the REN property. The first relates to the VEK/Andrus lease which is subject to a 3% net smelter return (NSR) production royalty and covers the eighty-two REN and four UREN claims. The VEK/Andrus lease requires annual advance royalty payments of US$225,000 plus a producer price index (PPI) adjustment based on the March 1987 PPI. In March 2009, the advance royalty payment was US$400,148.37.

The second royalty relates to the Weise lease which is subject to a 4% gross proceeds royalty on the five WS claims, with annual advance royalty payments payable in amounts that vary with the gold price (US$50,000 is payable annually where the gold price is in excess of US$400 per ounce). All advance payments are recoverable from royalties payable after the commencement of production. The Weise lease is subject to a minimum annual royalty of $50,000 once production commences. At a gold price of $350 per ounce or higher, there is an annual work obligation of $10,000 for the WS claims.

The third royalty is the Wallace 3.5% net profits interest (NPI) which applies to the REN and UREN claims and which converts to 3.5% of net sale proceeds if the property is sold to a third party (mergers and transfers to affiliated companies are exempt from the conversion).

About Rye Patch Gold

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project, Lincoln Hill and located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Mr. Lindsay Malcolm

Rye Patch Gold Corp

Manager Corporate Development

lindsay@ryepatchgold.com

Tel.: (604) 638-1588 ext 206

Fax: (604) 638-1589

www.ryepatchgold.com



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 04

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

File 82-35799
Exemption 12g3-2(b)



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 05

RYE PATCH GOLD EXTENDS UPPER OXIDE ZONE AT WILCO

Vancouver, British Columbia, February 23, 2010 - **Rye Patch Gold Corp** (TSX-V: **RPM;** OTC: **RPMGF**) ("Rye Patch Gold" or the "Company") reports final assay results from the 2009 Wilco drill campaign.

Gold assays were received for the seven-hole reverse circulation drill program totaling 2,705 metres (8,870 feet). Table 1 summarizes significant results for RC drill holes WR-088 to WR-094 using a 0.34 g/t (0.01 opt) gold cutoff for intervals greater than 3 metres (10 feet).

TABLE 1: WILCO PROJECT - 2009 RC DRILL PROGRAM (WR-088 to WR-094)

Drillhole	Target Area	Au g/tonne	Drillhole interval metres	From metres	To metres	TD (metres)
WR-088	North Basin	0.96	6.1	62.5	68.6	429.8
WR-088	North Basin	0.41	3.0	73.2	76.2	
WR-088	North Basin	0.41	16.8	79.2	96.0	
WR-089	North Basin	0.34	3.0	94.5	97.5	413.0
WR-090	North Basin	0.34	3.0	27.4	30.5	338.3
WR-090	North Basin	0.41	4.6	143.3	147.8	
WR-090	North Basin	0.38	3.0	150.9	153.9	
WR-090	North Basin	0.38	3.0	309.4	312.4	
WR-093	North Basin	1.03	10.7	379.5	390.1	423.7
WR-094	North Basin	0.58	3.0	164.6	167.6	417.6
WR-094	North Basin	1.51	4.6	402.3	406.9	
Including		13.13	1.5	402.3	403.9	
WR-094	North Basin	0.34	3.0	411.5	414.5	

"The Wilco drill program shows the upper oxide mineralization continues into the North Basin area, and northeast faults and structural intersections with north-south oriented structures are controlling the high-grade gold encountered in the target area. Based on the new drill information, a follow up program to test the northeast high grade is warranted," commented William C. (Bill) Howald, the Company's CEO and President.

The extent of the Lower Mineralized Zone (LMZ), located at the siltstone/claystone contact, appears to be controlled by the intersection of a dominate N-S fault, and a newly identified NE trending structural zone. As WR-094 indicates (1.5m @ 13.13 g/t Au), this favorable structural intersection (NE and NS) appears to be responsible for the high grade strata-bound mineralization located in the southern part of North Basin along the contact. North of the northeast structural zone, the favorable lithologic contact continues to be hydrothermally altered and returned anomalous gold values.



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 05

The Upper Mineralized Zone (UMZ) containing lower-grade oxide mineralization extends northward across the NE structural zone along the eastern part of the North Basin where mineralization becomes enriched in silver. Additional shallow, lower-grade (>3 metres @ 0.17 g/t Au) oxide mineralization was intercepted in WR-088, WR-089 and WR-090 starting at 62 metres, 90 metres and 27 metres respectively, and range from 14 to 47 metres in thickness.

Based on the new drill information, additional high grade gold could be intercepted between the WR-087 and the northeast structural zone. Additional 3-D visualization will be employed to better define this favorable structural intersection. Additional lower-grade strata-bound shallow oxide mineralization, (less than 120 metres from the surface) can be expected along and across the North Basin. Investigation of the contact zone to the north of Willard and especially along the Oreana Trend is also recommended.

Reconnaissance drillholes WR-091 and WR-092 were drilled in the Section 25 target and did return significant gold values; however, the drillholes were enriched in silver. Evaluation of the drillhole geochemistry will aid in understanding the gold and silver zonation and may lead to new drill targets in the Section 25 area.

Rye Patch Gold maintains a strict quality control program at all of its projects. American Assay and Alaska Assay collected the Wilco drill samples onsite and transported the samples directly to their preparation and analysis facilities. Analyses were conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods with an atomic absorption finish. Silver values are determined using a four-acid digestion with an AA finish.

Mr. Shea Clark-Smith, an independent consultant specializing in geochemistry and quality control and assurance programs (QA/QC), is overseeing the gold assay and geochemical QA/QC programs for Rye Patch Gold's drill programs. He is responsible for creating, administering, and monitoring sample preparation and analytical QA/QC procedures. In sum, the QA/QC procedures will provide several measures of data quality and assure that the data is representative of the original sample.

As disclosed in the Company's news release dated February 10, 2010, Rye Patch Gold is acquiring Centerra Gold (U.S.) Inc.'s 63.96% interest in the Ren property, which is subject to a joint venture (the "Ren JV") between Centerra and Homestake Mining Company of California Inc. ("Homestake"). The completion of the acquisition of Centerra's interest is subject to a waiver of a pre-emptive right in favor of Homestake which must be exercised by Homestake within 60 days of notification by Centerra, payment obligations of Rye Patch Gold of the purchase price of US$42 million over a period of three years and final acceptance of the TSX Venture Exchange.

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has reviewed and verified the technical information contained in this news release and approves of this news release.



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 05

About Rye Patch Gold

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project, Lincoln Hill and located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Mr. Lindsay Malcolm

Rye Patch Gold Corp

Manager Corporate Development

lindsay@ryepatchgold.com

Tel.: (604) 638-1588 ext 206

Fax: (604) 638-1589

www.ryepatchgold.com

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.


Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 05

File 82-35799
Exemption 12g3-2(b)



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 06

RYE PATCH GOLD CORP. COMPLETES WORK COMMITMENT FOR WILCO EARN IN

Vancouver, British Columbia, March 4, 2010 - **Rye Patch Gold Corp** (TSX-V: **RPM**; OTC: **RPMGF**) ("Rye Patch Gold" or the "Company") is pleased to announce that it has completed the work commitment obligations to earn a 100% interest in the Wilco project by spending over US$3 million at the project to date. This milestone was achieved one year early.

"2010 has started off with Rye Patch making great strides to reach its resource goals in Nevada and add value to its shareholders. The signing of the Definitive Agreement on the REN project and now completing the earn-in at Wilco shows the company is positioned to deliver on its resource goals in Nevada. In addition, the Company anticipates completing a National Instrument 43-101 compliant resource estimate on the Lincoln Hill property this spring. When completed, the estimate will be the Company's fourth resource in Nevada. With gold production declining world wide, Rye Patch is uniquely positioned with gold and silver resources in Nevada to capitalize on gold price and resource demand," stated William C. (Bill) Howald, CEO and President.

Rye Patch Gold's interest in the Wilco project is subject to the back-in rights of a subsidiary of Newmont Mining Corporation ("Newmont"). If Rye Patch Gold completes a positive feasibility study on the Wilco project, Newmont will then have 120 days to exercise its back-in right to earn a 60% interest in the Wilco project which, if exercised, requires Newmont to contribute expenditures totalling US$15 million on the project prior to the 8th anniversary of exercising the back-in right. Newmont may also earn an additional 10% interest in the project (for a total 70% interest) by expending an additional US$5 million (for a total of US$20 million) on the property. If Newmont declines to exercise its back-in rights, or fails to exercise such rights within the 120-day time period, or fails to complete the necessary expenditures, Rye Patch Gold may complete the acquisition of the Wilco project by making a one-time payment to Newmont of US$2 million in cash (or half in cash and the remainder in Rye Patch Gold common shares, at Rye Patch Gold's sole discretion), failing which the project reverts to Newmont. Thereafter, Newmont's sole interest in the Wilco project will be a sliding scale 2% to 5% net smelter returns royalty (NSR) in respect of all gold, silver and platinum group metals production, as determined based on the prevailing gold price, and a 3.5% NSR in respect of production from all other minerals.

Going forward, the next steps for the Wilco project will entail additional metallurgical testing and preparation work for a Preliminary Economic Assessment (PEA). Also, the Company is designing a follow-up drilling campaign for the high-grade gold zone encountered in the North Basin.


Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 06

About Rye Patch Gold

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable gold and silver resource asset in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Ren project in the prolific Carlin gold trend in northeastern Nevada; and the Wilco project, Lincoln Hill and Jessup project located along the emerging Oreana gold trend in west-central Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. Rye Patch has strategic relationships with the top Nevada producers including Newmont Mining, Barrick Gold and Kinross Gold, and is uniquely positioned with gold and silver resources to capitalize on gold price and resource demand. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Mr. Lindsay Malcolm

Rye Patch Gold Corp

Manager Corporate Development

lindsay@ryepatchgold.com

Tel.: (604) 638-1588

Fax: (604) 638-1589

www.ryepatchgold.com

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.